
SEC MAIL PROCESSING
RECEIVED
MAY 27 2005
WASH. D.C. 198 SECTION



05043168

VF 6-3-05

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SECURITIES AND EXCHANGE COMMISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 17613

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING APRIL 1, 2004 (MM/DD/YY) AND ENDING MARCH 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
L.S.Y., INC. DBA AMERICAN INVESTORS COMPANY

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2682 BISHOP DRIVE, SUITE 123
(No. and Street)

SAN RAMON (City) CALIFORNIA (State) 94583 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
CLARENCE YEE (925) 866-2882
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HANSEN & COMPANY, C.P.A.'S
(Name – *if individual, state last, first, middle name*)

22320 FOOTHILL BLVD., #430 (Address) HAYWARD (City) CALIFORNIA (State) 94541 (Zip Code)

PROCESSED
JUN 14 2005
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, CLARENCE YEE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of L.S.Y., INC., DBA AMERICAN INVESTORS COMPANY, as of MARCH 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

SUBSCRIBED AND SWORN
TO BEFORE ME THIS

23 DAY OF May, 2005

[signature]
Notary Public

[signature]
Signature

PRESIDENT
Title



LAURA WICH
Commission # 1492361
Notary Public - California
Contra Costa County
My Comm. Expires Jun 25, 2008

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ CASH FLOWS
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. - SEE NOTE 3 OF NOTES TO FINANCIAL STATEMENTS
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. (*)
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. INFORMATION NOT REQUIRED
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. (*)
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. NOT APPLICABLE
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report. NOT REQUIRED
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

(*) NOT REQUIRED - SEE NOTE 2 OF NOTES TO FINANCIAL STATEMENTS

L.S.Y., INC. DBA AMERICAN INVESTORS COMPANY

FINANCIAL STATEMENTS

YEAR ENDED MARCH 31, 2005

TABLE OF CONTENTS

HANSEN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS
22320 FOOTHILL BLVD., SUITE 430
HAYWARD, CALIFORNIA 94541-2744
(510) 582-8400

INDEPENDENT AUDITOR'S REPORT

Board of Directors
L.S.Y., Inc. dba American Investors Company
San Ramon, California

We have audited the accompanying statement of financial condition of **L.S.Y., INC. DBA AMERICAN INVESTORS COMPANY,** as of March 31, 2005 and the related statements of changes in stockholders' equity, income and retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **L.S.Y. INC., DBA AMERICAN INVESTORS COMPANY** as of March 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Hansen & Company

May 20, 2005

L.S.Y., INC. DBA AMERICAN INVESTORS COMPANY

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2005

ASSETS

Cash and cash equivalents	$ 785,277
Commissions receivable	792,168
Marketable securities	21,416
Prepaid expenses	46,562
Boston Stock Exchange membership, at cost	8,500
Furniture and equipment, at cost, less accumulated depreciation of $19,137	15,836
Other assets	31,184
Total assets	$ 1,700,943

See accompanying notes.

L.S.Y., INC. DBA AMERICAN INVESTORS COMPANY

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2005

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable		$ 8,234
Commissions payable		796,351
Accrued wages and benefits		466,721
Payroll taxes payable		24,610
Total liabilities		1,295,916
Stockholders' equity		
Capital stock - authorized 100,000 shares; $10 stated value; issued and outstanding 7,000 shares	$ 70,000	
Paid in surplus	475	
Retained earnings	334,552	
Total stockholders' equity		405,027
Total liabilities and stockholders' equity		$ 1,700,943

See accompanying notes.

L.S.Y., INC. DBA AMERICAN INVESTORS COMPANY

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED MARCH 31, 2005

	Balance March 31, 2004	Net Income (Loss)	Other Additions (Deductions)	Balance March 31, 2005
Capital stock	$ 70,000	$ ---	$ ---	$ 70,000
Paid in surplus	475	---	---	475
Retained earnings	328,505	6,047	---	334,552
Total	$ 398,980	$ 6,047	$ ---	$ 405,027

See accompanying notes.

L.S.Y., INC. DBA AMERICAN INVESTORS COMPANY

STATEMENT OF INCOME AND RETAINED EARNINGS

FOR THE YEAR ENDED MARCH 31, 2005

REVENUES		
Commissions		$ 7,440,118
Fees		3,327,141
Other		53,210
Total revenues		10,820,469
OPERATING EXPENSES		
Commissions	$ 9,402,320	
Advertising	5,583	
Automobile and travel	7,819	
Depreciation	5,163	
Dues and subscriptions	7,058	
Employee benefits	186,929	
Insurance	17,696	
Interest	2,041	
Miscellaneous	14,368	
Office salaries	606,702	
Officers' salaries	351,200	
Office supplies and postage	26,321	
Outside services	23,654	
Professional services	15,170	
Rent	47,007	
Repairs and maintenance	9,525	
Taxes, licenses and regulatory fees	76,548	
Telephone	8,518	
Total operating expenses		10,813,622
Income before income taxes		6,847
INCOME TAXES		800
NET INCOME		6,047
RETAINED EARNINGS		
Balance - beginning of year		328,505
Balance - end of year		$ 334,552

See accompanying notes.

L.S.Y., INC. DBA AMERICAN INVESTORS COMPANY

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED MARCH 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 6,047
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	5,163
Abandoned leasehold improvements	11,172
(Increase) decrease in:	
Commissions receivable	3,822
Marketable securities	(520)
Prepaid expenses	(35,498)
Other assets	8,979
Increase (decrease) in:	
Accounts payable	(50,330)
Commissions payable	47,899
Accrued wages and benefits	188,016
Payroll taxes payable	10,978
Income taxes payable	(11,395)
Net cash provided by operating activities	184,333
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of furniture and equipment	(5,961)
CASH FLOWS FROM FINANCING ACTIVITIES	---
NET INCREASE IN CASH AND CASH EQUIVALENTS	178,372
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	606,905
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 785,277

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for:

Interest	$ 2,041
Income taxes	$ 26,151

See accompanying notes.

L.S.Y., INC. DBA AMERICAN INVESTORS COMPANY

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED MARCH 31, 2005

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Nature of Business - The Company, a California corporation, is a securities broker-dealer which, through registered representatives and the Company principals, sells investments to the general public and generates fees through investment management and advisory services. Over 42% of the Company's commission revenues were earned through customer investments in various mutual funds.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates

Fair Value of Financial Instruments - Unless otherwise indicated, the fair values of all reported assets and liabilities which represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Accounting Method - The Company utilizes the accrual method of accounting for financial statement reporting. Under this method, revenue is recognized when earned and expenses are recognized when incurred.

Cash Equivalents - For purposes of the statement of cash flows, the Company considers all short-term instruments purchased with a maturity of three months or less to be cash equivalents.

Allowance for Doubtful Accounts - The Company considers commissions receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. There were no commissions written off during the year.

Marketable Securities - Marketable securities are valued at market value. The resulting difference between cost and market is included in income.

Depreciation - Depreciation is computed on the straight-line method over periods of five to seven years, the useful lives of the furniture and equipment.

Advertising - The Company expenses advertising costs as incurred.

Income Tax - The Company uses an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Deferred tax benefits are provided for net operating loss and credit carryforwards. Valuation allowances are established when necessary to reduce deferred tax assets to the amount refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

NOTE 2 - The Company is exempt from the computation for determination of reserve requirements for brokers-dealers under rule 15c3-3 by the application of the provision of rule 15c3-3(k)(2)(A) whereby a "special account for the exclusive benefit of customers" is maintained.

NOTE 3 - The Company has no liabilities subordinate to the claims of general creditors at March 31, 2005.

NOTE 4 - Cash and cash equivalents are represented by checking and money market accounts. As of March 31, 2005 the amount of cash balances reflected on various financial institutions' records exceeded the federally insured limits by $1,097,683.

NOTE 5 - The Company has contracted for errors and omissions insurance for the period March 4, 2005 through March 4, 2006 for itself and its registered representatives. The total premium for the policy period will be $161,137. As of March 31, 2005 the portion of the premium earned by the insurance provider is less than the $45,953 the Company has paid. The balance of the premium has not been included in accounts payable as the Company has the right to cancel the policy at any time and only be obligated to the insurance provider for the earned portion. The Company anticipates recovering substantially all of the premium from its registered representatives. Any excess received from the registered representatives is reflected in the financial statements as a reduction of legal and litigation expenses or as other income.

NOTE 6 - Marketable securities valued at market have a cost of $5,016 resulting in unrealized gains of $16,400, including $520 for the year ended March 31, 2005.

NOTE 7 - No changes occurred during the year in the ownership or composition of the capital stock of the corporation.

NOTE 8 - The Company has a salary reduction simplified employee pension plan (SARSEP). At the discretion of the Company up to twenty-five percent of all employees' annual net compensation, to a maximum of $41,000, may be contributed to the plan each year. A minimum of three percent is required. Employees may contribute a portion of the maximum allowable contribution through voluntary salary reductions. The plan year ends March 31. Pension plan expense for the year was $144,721.

NOTE 9 - On March 3, 2004 the Company entered into a lease for its current premises covering the period June 1, 2004 through May 31, 2009. Monthly lease payments of $7,242 are required. A monthly rent adjustment is required after three years and tax and common area maintenance charges may be required after one year. As an incentive For signing the lease the Company was given five months of free rent. Total rent expense for the year was $47,007.

NOTE 9 - Future annual minimum payments under the lease for years ending March 31 are as follows:

YEAR	AMOUNT
2006	$ 86,904
2007	86,904
2008	89,924
2009	90,525
2010	15,088
TOTAL	$ 369,345

NOTE 10 - In the normal course of operations, the Company is subject to claims and litigation. During the year ended March 31, 2005 the Company was involved in one legal action.

1. The Company had been named as a defendant in the lawsuit Wilmot v. McNabb, American Investors Company, etal in in which the plaintiff alleged fraud and breach of contract. The plaintiff alleged that when American Investors Company terminated their representative McNabb they failed to inform them of all the reasons for this termination. The plaintiff alleged that had the Company done so they would not have incurred losses by their continued investing through McNabb. The plaintiff sought damages in excess of $500,000. The Company denied any wrong doing since they had no obligation to provide any information except that they were terminating McNabb and all the losses incurred by the plaintiff were after the termination of McNabb by the Company. This action was settled during the year. The Company's share of the settlement and legal costs was $50,000, the maximum payable under the Company's insurance policy. This expense was accrued in a prior year.

NOTE 11 - Income tax expense represents the Company's actual tax liability for the fiscal year ended March 31, 2005 Deferred income taxes in the approximate amount of $6,000, resulting from timing differences related to depreciation and unrealized gain from marketable securities have not been recognized as a liability.

Income taxes is comprised of the following:

Federal	$ ---
State	800
	$ 800

SUPPLEMENTARY INFORMATION

L.S.Y., INC. DBA AMERICAN INVESTORS COMPANY

SCHEDULE I

COMPUTATION OF NET CAPITAL

MARCH 31, 2005

TOTAL OWNERSHIP EQUITY		$ 405,027
DEDUCT OWNERSHIP EQUITY NOT ALLOWABLE FOR NET CAPITAL		
Petty cash	$ 100	
Error and fee dispersal accounts	804	
Commissions receivable from limited partnerships, from management and advisory fees and from aged mutual funds and insurance net of offsetting commission liability	53,546	
Other receivables	3,842	
Prepaid expenses	46,562	
Net equipment	15,836	
Stock exchange membership	8,500	
Security deposit	7,242	136,432
TOTAL OWNERSHIP EQUITY QUALIFIED FOR NET CAPITAL		268,595
DEDUCTIONS		---
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITION		268,595
HAIRCUTS ON SECURITIES		
Non-marketable investments (100%)	20,100	
Marketable securities (15%)	3,212	
NFSC trading account (2%)	3,826	27,138
NET CAPITAL		$ 241,457

See accompanying notes.

L.S.Y., INC. DBA AMERICAN INVESTORS COMPANY

SCHEDULE II RECONCILIATION OF NET CAPITAL BETWEEN UNAUDITED AND AUDITED FINANCIAL STATEMENTS

MARCH 31, 2005

NET CAPITAL PER UNAUDITED FINANCIAL STATEMENTS		$ 725,162
ADJUSTMENTS		
Increase in aged commissions		(53,546)
Additional income accruals:		
Commissions receivable		568,304
Additional expense accruals:		
Commissions payable	$(506,606)	
Accrued wages and benefits	(466,721)	
Payroll taxes	(22,538)	
Accounts payable	(2,598)	(998,463)
NET CAPITAL PER AUDITED FINANCIAL STATEMENTS		$ 241,457

See accompanying notes.

L.S.Y., INC. DBA AMERICAN INVESTORS COMPANY

SCHEDULE III COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

MARCH 31, 2005

MINIMUM NET CAPITAL REQUIRED		$ 86,394
MINIMUM DOLLAR NET CAPITAL REQUIREMENT OF BROKER OR DEALER		$ 5,000
NET CAPITAL REQUIREMENT		$ 86,394
EXCESS NET CAPITAL		
Net capital	$ 241,457	
Less net capital requirement	86,394	
Excess net capital		$ 155,063
EXCESS NET CAPITAL AT 1,000%		
Net capital	$ 241,457	
Less: 10% of total aggregate indebtedness	129,592	
Excess net capital at 1,000%		$ 111,865

See accompanying notes.

L.S.Y., INC. DBA AMERICAN INVESTORS COMPANY

SCHEDULE IV COMPUTATION OF AGGREGATE INDEBTEDNESS

MARCH 31, 2005

TOTAL A-1 LIABILITIES	$ 1,295,916
ADJUSTMENTS	---
TOTAL AGGREGATE INDEBTEDNESS	$ 1,295,916
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	537%
PERCENTAGE OF DEBT TO DEBT-EQUITY TOTAL	76.2%

See accompanying notes.

HANSEN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS
22320 FOOTHILL BLVD., SUITE 430
HAYWARD, CALIFORNIA 94541-2744
(510) 582-8400

Board of Directors
L.S.Y., Inc. dba American Investors
San Ramon, California

In planning and performing our audit of the financial statements and supplemental schedules of L.S.Y., Inc. dba American Investors for the year ended March 31, 2005, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknessess under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of a specific internal control structure element does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2005, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc. (NASD), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.


Hansen & Company

May 20, 2005